                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1

                            Whole Foods Market, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   966837106
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                      ----------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               December 31, 1996
                   -----------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

Check the following box if a fee is being paid with this statement:
                                                                    -------

-----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        New York
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,554,623
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,554,623
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,554,623
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                       8.1%
-----------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
-------------------------------------------------------------------------

-----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                 -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares                   8,328
Beneficially    ----------------------------
Owned By        8  Shared Voting Power
Each                   1,554,623
Reporting       ----------------------------
Person With     9  Sole Dispositive Power
                         8,328
                ----------------------------
                10  Shared Dispositive Power
                       1,554,623
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,562,951
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           8.1%
-----------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
----------------------------------------------------------------------

_____________________
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting              1,332,301
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                       1,332,301
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       1,332,301
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                          6.9%
-----------------------------------------------------------------
14.  Type of Reporting Person

              PN
-----------------------------------------------------------------

----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds


--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ---------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,332,301
Person With     ----------------------------
                9  Sole Dispositive Power

                          -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,332,301
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,332,301
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ________
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                      6.9%
-----------------------------------------------------------------
14.  Type of Reporting Person

         PN
-----------------------------------------------------------------

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                         RELATING TO THE COMMON STOCK
                          OF WHOLE FOODS MARKET, INC.

          GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/1/ hereby amend this statement on Schedule 13D filed with respect to the Common Stock, no par value per share (the "Common Stock") of Whole Foods Market, Inc., a Texas corporation (the "Company"). This Amendment No. 1 is being filed primarily to reflect a decrease in the percentage of the class beneficially owned due to the expiration of certain warrants to purchase shares of Common Stock. Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to own beneficially shares of Common Stock through GS Capital and through certain limited partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner (the "Other Limited Partnerships" and, together with GS Capital, the "Limited Partnerships"). Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, GS Group beneficially owns options to purchase shares of Common Stock, and Goldman Sachs and GS Group may be

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

deemed to beneficially own shares of Common Stock held in client accounts managed by Goldman Sachs ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background
         -----------------------

        GS Capital, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, L.P., a Delaware limited partnership, is the sole general partner of GS Capital. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GS Capital. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that engages (directly or indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments of behalf of its partners. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of Goldman Sachs, GS Group, GS Corp., GS L.L.C., GS Capital, GS Advisors, L.P. and the Other Limited Partnerships is 85 Broad Street, New York, NY 10004.

          The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committee of GS Corp. and GS L.L.C. and of each member of the executive committee of GS Group and Goldman Sachs are set forth in Schedule I hereto and are incorporated herein by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, L.P., are set forth in Schedule II hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or Schedule II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

             (a) As of December 31, 1996, GS Capital beneficially owned, and GS Advisors, L.P. may be deemed to beneficially own, 1,332,301 shares of Common Stock, representing approximately 6.9% of the shares of Common Stock outstanding, and the Other Limited Partnerships in the aggregate beneficially owned 219,702 shares of Common Stock, representing approximately 1.1% of the shares of Common Stock outstanding.

             As of December 31, 1996, Goldman Sachs may be deemed to beneficially own an aggregate of 1,554,623 shares of Common Stock, including 1,552,003 shares of Common Stock beneficially owned by the Limited Partnerships and 2,620 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 8.1% of the shares of Common Stock outstanding.

             As of December 31, 1996, GS Group may be deemed to beneficially own an aggregate of 1,562,951 shares of Common Stock, including the 1,554,623 shares of Common Stock which may be deemed to be beneficially owned by Goldman Sachs and 8,328 shares of Common Stock subject to options owned by GS Group that are currently exercisable, representing in the aggregate approximately 8.1% of the shares of Common Stock outstanding.

             GS Group and Goldman Sachs disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other then GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

             The foregoing percentages were calculated based on 19,212,500 shares of Common Stock outstanding as reported in the Company's Form 10-K for the Fiscal Year ended November 30, 1996.

          None of the Filing Persons and, to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person beneficially owns any shares of Common Stock as of December 31, 1996 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the 2nd through 5th pages of this filing.

          (c) Warrants to purchase 355,416 shares of Common Stock which were owned by GS Capital and warrants to purchase 26,588 shares of Common Stock which were owned by the Other Limited Partnerships, and which may have been deemed to be beneficially owned by certain of the Filing Persons, expired on December 30, 1996 in accordance with their terms. Except as disclosed herein, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I or II hereto, during the past sixty days.

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  January 23, 1997



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Managing Director


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation, its
                                        general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Executive Vice President


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS Advisors, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President

                                   SCHEDULE I
                                   ----------

          The name, business address, present principal occupation or employment and citizenship, of each director and of each member of the executive committee of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committee of The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. are set forth below.

          Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and unless otherwise indicated each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.

Name                     Business Address
---------------------    ----------------


Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain            133 Fleet Street
                         London EC4A 2BB, England


John L. Thornton         133 Fleet Street
                         London EC4A 2BB, England

                                  SCHEDULE II
                                  -----------

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners,L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United States citizens.



Name and Business Address            Position          Present Principal Occupation
---------------------------  ------------------------  ----------------------------

Richard A. Friedman          Director/President        Managing Director of
                                                       Goldman, Sachs & Co.

Terence M. O'Toole           Director/Vice President   Managing Director of
                                                       Goldman, Sachs & Co.

Carla H. Skodinski           Vice President/Secretary  Vice President of Goldman,
                                                       Sachs & Co.

Elizabeth S. Cogan           Treasurer                 Vice President of Goldman,
                                                       Sachs & Co.

Joseph H. Gleberman          Director/Vice President   Managing Director of
                                                       Goldman, Sachs & Co.

Henry Cornell                Vice President            Managing Director of
                                                       Goldman Sachs
                                                       (Asia) L.L.C.

Barry S. Volpert             Director/Vice President   Managing Director of
                                                       Goldman, Sachs & Co.

Eve M. Gerriets              Vice President/Assistant  Vice President of Goldman,
                             Secretary                 Sachs & Co.

David J. Greenwald           Assistant Secretary       Vice President of Goldman,
                                                       Sachs & Co.

C. Douglas Fuge              Assistant Treasurer       Vice President of Goldman,
                                                       Sachs & Co.


                                  SCHEDULE III
                                  ------------



     In settlement of SEC Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co., (the "Firm") without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that the Firm in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Exchange Act and 17 C.F.R. (S)(S) 240.17a-3 and 240.17a-4.

     The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

     In SEC Administrative Proceeding File No.3-8282 In the Matter of Goldman, Sachs & Co., the Firm without admitting or denying the allegations settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades in the secondary markets for U.S. Treasury securities in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.